Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended November 30,
	2000	2001	2002	2003	2004
Pre-tax income (loss) from continuing operations	$7.3	$(10.9)	$7.5	$(84.4)	$(24.7)

Adjustment for income or loss from equity investees	(.6)	(1.0)	(1.0)	.8	.6

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$6.7	$(11.9)	$6.5	$(83.6)	$(24.1)

Distributed income equity investees	—	—	—	.5	—

Less: Capitalized interest	(.4)	(.4)	—	—	—
Amortization of interest previously capitalized	—	—	.1	.1	.1

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$6.3	$(12.3)	$6.6	$(83.0)	$(24.0)

Fixed Charges:
Interest expense, including capitalized interest	$15.1	$14.4	$8.1	$15.3	$20.7
Amortization of debt issuance costs	.3	.6	1.0	4.8	1.7
Imputed interest portion of rent expense	2.3	2.8	2.7	2.9	2.5

Total Fixed Charges	$17.7	$17.8	$11.8	$23.0	$24.9

Pre-tax income (loss) from continuing operations before adjustment for income from equity investees plus fixed charges	$24.0	$5.5	$18.4	$(60.0)	$.9

Ratio of Earnings to Fixed Charges[a]	1.4	—	1.6	—	—

[a]	For fiscal years 2004, 2003 and 2001, the ratio was less than 1.0x and was deficient by $24.0 million, $83.0 million and $12.3 million, respectively.